SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G

                    (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO SS.240.13d-1(b)
     ,
          (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO SS.240.13d-2.

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 11)

                              Cohen & Steers, Inc.

-------------------------------------------------------------------------------
                                (Name of Issuer)

               Common Stock, par value $0.01 per share

-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                       19247A 10 0
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                                 (CUSIP Number)

                    December 31, 2015

-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)


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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No.19247A 10 0


_______________________________________________________________________________
1.   Names of Reporting Persons


     Martin Cohen

_______________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                 (A)  [_]
                                                                 (B)  [X]

_______________________________________________________________________________
3.   Sec Use Only



_______________________________________________________________________________
4.   Citizenship or Place of Organization


     U.S.A.
_______________________________________________________________________________
  Number of    5.   Sole Voting Power

   Shares                10,066,443
               ________________________________________________________________
Beneficially   6.   Shared Voting Power

  Owned by               1,340,701
               ________________________________________________________________
    Each       7.   Sole Dispositive Power

  Reporting              10,066,443
               ________________________________________________________________
   Person      8.   Shared Dispositive Power

    With                 1,340,701
_______________________________________________________________________________
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     11,407,144

_______________________________________________________________________________
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

                                                                          [_]

_______________________________________________________________________________
11.  Percent of Class Represented by Amount in Row (9)

     25.1%*

_______________________________________________________________________________
12.  Type of Reporting Person (See Instructions)


     IN
_______________________________________________________________________________

* The calculation of the foregoing percentage is based on 45,436,698 shares of common stock outstanding as of December 31, 2015.


CUSIP No.19247A 10 0



Item 1(a).  Name of Issuer:

          Cohen & Steers, Inc.

            ___________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

          280 Park Avenue
          New York, NY 10017

            ___________________________________________________________________

Item 2(a).  Name of Person Filing:


          Martin Cohen
            ___________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

          For purposes of this filing, the address of Martin Cohen is:

          c/o Cohen & Steers, Inc.
          280 Park Avenue
          New York, NY 10017
            ___________________________________________________________________

Item 2(c).  Citizenship:


          United States of America
            ___________________________________________________________________

Item 2(d).  Title of Class of Securities:


          Common Stock, par value $0.01 per share
            ___________________________________________________________________

Item 2(e).  CUSIP Number:


          19247A 10
            ___________________________________________________________________

Item 3.     If This Statement  is Filed  Pursuant to ss.240.13d-1(b), or 240.
13d -2(b)
            or (c), Check Whether the Person Filing is a: N/A

     (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

     (b)  [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
               78c);

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

     (e) [_] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [_]  A non-U.S. institution in accordance with ss.240.13d-1(b)(1)(ii)
     (J);

     (k)  [_]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(K).


If filing as a non-U.S. institution in accordance with ss.240.13d-1(b)(1)(ii)
(J), please specify the type of institution:______________




CUSIP No.19247A 10 0


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
     Item 1.

     (a)  Amount beneficially owned:

             10,066,443 shares of common stock as of January 29, 2016, which includes 48,288 shares of common stock underlying restricted stock units that were delivered on January 29, 2016; 1,340,701 shares held by the Martin Cohen 1998 Family Trust, of which a member of Mr. Cohen's immediate family serves as the trustee
          . Mr. Cohen disclaims beneficial ownership of the
           shares held by the trust.
       ______________________________________________________________________

     (b)  Percent of class:

          25.1%
          _____________________________________________________________________

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote 10,066,443.


          (ii)  Shared power to vote or to direct the vote 1,340,701.


        (iii) Sole power to dispose or to direct the disposition of 10,066,443.


       (iv)  Shared power to dispose or to direct the disposition of 1,340,701.


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

          N/A
         ______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.


          N/A
         ______________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Control Person.

          N/A

         ______________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.

          N/A

         ______________________________________________________________________

Item 9.  Notice of Dissolution of Group.

          N/A

          _____________________________________________________________________

Item 10.  Certification.

          N/A







                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   February 16, 2016
                                        ---------------------------------------
                                                        (Date)


                                    /s/ Martin Cohen
                                        ---------------------------------------
                                                      (Signature)


                                     Martin Cohen
                                        ---------------------------------------
                                                      (Name/Title)


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

  Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).